26 March, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam

Re: Billabong International Limited – Information Furnished Pursuant to Exchange Act Rule 12g3-2(b)(1)(i) – File No. 82-34921



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

On behalf of Billabong International Limited, an Australian corporation (the "Company"), and furnished pursuant to Rule 12g3-2(b)(1) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), enclosed please find copies of certain information that the Company has either recently (i) made public pursuant to the laws of Australia, the country of its domicile, (ii) filed with the Australian Stock Exchange ("ASX") and which was made public by the ASX, and (iii) distributed to its security holders. Such information is described on the list attached to this letter, which list also sets forth when and by whom such information was required to be made public, filed with the exchange or distributed to security holders.

Please stamp the enclosed copy of this letter and return to us in the enclosed self-addressed postage paid envelope.

If you have any questions or require further information, please call the undersigned on +61 7 5589 9805.

Yours faithfully
BILLABONG INTERNATIONAL LIMITED

Maria Manning
Company Secretary

BILLABONG INTERNATIONAL LIMITED (BBG)

Document / Information Submitted	Date Issued	Required By
Appendix 3B – Issue of shares upon exercise of options	22/01/2007	ASX
Form 484 – Change to Company Details (Issue of shares)	22/01/2007	ASIC
Resignation of non-executive director	23/02/2007	ASX
Form 484 – Change to Company Details notification of resignation of director	23/02/2007	ASIC
Appendix 4D – Interim Financial Report to 31 December, 2006	23/02/2007	ASX
Interim Financial Report – Media Release	23/02/2007	ASX
Interim Financial Report – Presentation by CEO & CFO	23/02/2007	ASX
Appendix 3B – Issue of shares upon exercise of options	13/03/2007	ASX
Form 484 – Change to Company Details (Issue of shares)	13/03/2007	ASIC

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,263
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,142 @ $6.32 per share 1,667 @ $7.99 per share 454 @ $13.69 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of options granted to previous owners of Element pursuant to an agreement for acquisition of assets and a variation of licensing arrangements of the American based Element skateboarding brand effective 1 July 2002
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 January 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,306,484	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	109,502	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		5,907	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

+ See chapter 19 for defined terms.

	19,606	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
	23,287	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	*Ratio in which the +securities will be* offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	*Will holdings on different registers* (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new *issue documents* Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MARIA MANNING (Company Secretary) Date: 22 January 2007

Print name: MARIA MANNING

== == == == ==

+ See chapter 19 for defined terms.

9
Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BILLABONG INTERNATIONAL LIMITED

ABN

17 084 923 946

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Identical to existing quoted ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	32,000 @ $8.10 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued to executives pursuant to the exercise of vested options in accordance with the terms of the Executive Incentive Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	207,338,484	Ordinary
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	77,502	Options expiring 23 August 2007 exercisable at $8.10 (BBGAS)
		5,907	Options expiring 10 August 2007 exercisable at $6.32 (BBGAW)

+ See chapter 19 for defined terms.

	19,606	Options expiring 10 August 2008 exercisable at $7.99 (BBGAX)
	23,287	Options expiring 10 August 2009 exercisable at $13.69 (BBGAY)
10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Identical to existing quoted ordinary shares	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: MARIA MANNING (Company Secretary) Date: 13 March 2007

Print name: MARIA MANNING

== == == == ==

+ See chapter 19 for defined terms.

Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

ASX ANNOUNCEMENT

Resignation of Non-Executive Director

Gold Coast, 23 February 2007: Billabong International Limited advises that Gary Pemberton has resigned as a non-executive Director of the Company.

The decision was foreshadowed at the Company's Annual General Meeting in October 2006.

Chairman Ted Kunkel said the Board acknowledged Mr Pemberton's contribution to the Company, in particular his work as the founding Chairman of Billabong International Limited.

"Gary oversaw the challenging transition from private to public company and he was instrumental in building Billabong into one of the great Australian businesses," said Mr Kunkel.

"At a broader level, Gary has had a distinguished business career and I take this opportunity to congratulate and thank him for his contribution to Australian business."

Maria Manning
Company Secretary
(07) 5589 9899

Australian Securities and Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

Company details

Company name
BILLABONG INTERNATIONAL LIMITED

ACN / ABN
084 923 946

Corporate Key

Lodgement Details

Who should ASIC contact if there is a query about this form ?

Name
BILLABONG INTERNATIONAL LTD

ASIC registered agent number (if applicable)
15947

Telephone Number
617 55899899

Address
1 BILLABONG PLACE
BURLEIGH HEADS, QLD, 4220

Signature

This form must be signed by a current officeholder of the company

I certify that the information in this cover sheet and the attached sections of this form is true and complete.

Name
MANNING, MARIA

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
23/02/2007

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission
Locked Bag 4000, Gippsland Mail Centre, VIC, 3841

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details seperately for each ceased officeholder.

Role of ceased officeholder

[X] Director
[ ] Secretary
[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date
23/02/2007

Name

The name of the ceased officeholder is

Family name: PEMBERTON
Given names: GARY MILTON

Date of birth
09/01/1940

Place of birth
SYDNEY, NSW

B1 Continued... Cease another company officeholder

Role of ceased officeholder

[ ] Director
[ ] Secretary
[ ] Alternate director —— Person alternate for

Date officeholder ceased

Date
/ /

Name

The name of the ceased officeholder is

Family name:
Given names:

Date of birth
/ /

Place of birth

B1 Continued... Cease another company officeholder

Role of ceased officeholder

- [ ] Director
- [ ] Secretary
- [ ] Alternate director —— Person alternate for

Date officeholder ceased

Date

/ /

Name

The name of the ceased officeholder is

Family name

Given names

Date of birth

/ /

Place of birth

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officer

- [ ] Director
- [ ] Secretary
- [ ] Alternate director

Date of appointment

Date

/ /

Name

The name of the appointed officeholder is

Family name | *Given names*

Date of birth

/ /

Place of birth

rmer name

Their previous name was

Family name | Given names

Residential address

The residential address of the appointed officeholder is

If an 'Alternate director', for whom

The person 'Alternate director' is alternate for

Family name | Given names

Expiry date

/ /

Terms of appointment

B3 Change to special purpose company status

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below.

The change is

- Commence
  - [ ] Home unit company
  - [ ] Superannuation trustee company
  - [ ] For charitable purposes only
- [ ] Cease

Date of change

[/   /   ]

Billabong International Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads Q 4220
Australia
P O Box 283
Burleigh Heads Q 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654

Billabong International Limited results for the six months to 31 December 2006

GOLD COAST, 23 February 2007: Billabong International Limited today reported a 13.8% lift in net profit after tax (NPAT) for the six months to 31 December 2006.

NPAT rose to $90.5 million, compared to $79.5 million in the previous corresponding half, with Group sales revenue rising 26.1% to $610.7 million from $484.3 million previously.

Billabong International chief executive Derek O'Neill said the Company continued to post strong growth worldwide.

"All regions reached record sales levels and it is a result that reflects the growing global demand for our products," said Mr O'Neill.

"The Group result was excellent and it was particularly pleasing to see Europe match the robust growth we have been achieving for some time in the Americas.

"The areas outside of Australia continue to grow as a percentage of our overall business and there are strong indications the demand has continued into the second half."

Sales in the Americas were up 33.5% in constant currency terms, or 31.2% as reported in Australian dollars. In Europe, sales rose 35.2% in constant currency terms, or 39.5% as reported in Australian dollars.

The Australasian region, buoyed by the November acquisition of the Amazon retail business in New Zealand, had sales growth of 14.2% in constant currency terms or 13.1% as reported in Australian dollars.

Overall Group EBITDA rose 11.8% in constant currency terms or 11.2% as reported in Australian dollars, while earnings per share lifted 14.0% to 44.0 cents per share.

Directors declared an interim dividend of 23.5 cents per share, a rise of 14.6% on the previous corresponding period.

Mr O'Neill said that, in the absence of any unforeseen circumstances, the continued global momentum and strong demand is expected to deliver the full-year earnings per share growth target of 15% in constant currency terms. However, a one-off $4.5 million benefit relating to the timing of recognition of royalty income for income tax purposes is expected to push full-year EPS growth to approximately 18% in constant currency terms.

∞


06-07
HALF YEAR RESULTS OVERVIEW
BILLABONG INTERNATIONAL LIMITED

Presentation by Derek O'Neill
Billabong's Chief Executive Officer

Global demand for Billabong International Limited's portfolio of brands continued to grow in the six months to 31 December 2006. The Group's global sales, as reported in Australian dollars, lifted 26.1% to $610.7 million (from $484.3 million in the previous corresponding period). Net profit after tax rose 13.8% to $90.5 million (from $79.5 million) and EBITDA lifted 11.2% to $138.6 million (from $124.6 million as reported in Australian dollars). Basic earnings per share rose 14.0% to 44.0 cents per share.

Revenue in Europe surged 35.2% in constant currency terms or 39.5% as reported in Australian dollars. The Americas recorded similarly strong growth, lifting 33.5% in constant currency terms or 31.2% as reported in Australian dollars. Australasia had sales growth of 14.2% in constant currency terms or 13.1% as reported in Australian dollars, which was ahead of previously-advised expectations courtesy of the acquisition of the Amazon retail business in New Zealand.

Group EBITDA margins eased to 22.7% (from 25.7%), principally reflecting the greater contribution from the faster growing but lower margin regions such as Europe and the Americas, combined with a reduction in the Australasian margin mainly driven by investment into emerging brands and new territories. These investments are expected to yield improved returns over time.

Directors declared an interim dividend of 23.5 cents per share (up 14.6% from 20.5 cents per share previously).

EBITDA margins showed further improvements in the Americas and edged marginally lower in Europe due to a weaker currency for product purchases compared to the prior year. Australasian EBITDA margins eased, as previously foreshadowed, on the back of investments to support the move deeper into Asia and to provide infrastructure for the growth of the emerging brands throughout the territory.

The surf inspired Billabong brand was the key sales driver in all major territories and was well supported by each of the Group's brands. Marketing initiatives in the key surf, skate and snow channels ensured that all of the Company's brands remained leaders in their space within the global boardsports sector.

At a retail level, the Company-owned store network continued to grow courtesy of the Amazon acquisition and a series of new store openings in Europe. The Group's international retail presence lifted to 144 stores (up from 110 at 30 June 2006) and contributed more than 16% of the Group's global revenue for the first half of the financial year. Retail EBITDA margins were above those achieved by the Group. The growing retail presence has enhanced the Company's ability to showcase its brands in both established and emerging international markets.

Overall, the result underlined the significance of the Group's established international business and the ongoing commitment to support and grow emerging territories. The level of demand for the Group's products remained extremely strong up to the close of the period, particularly in the Northern Hemisphere. Traditionally, Australia, with its high

EBITDA margins and focus on summer, has been the driver of the Group's first half profit, while the second half profit is heavily weighted towards performance in the Northern Hemisphere. Therefore, the expected strong second half sales growth, coupled with improved EBITDA margins in the Northern Hemisphere, together with improved results in Australia in the second half, positions the Group well for the full year.

Before moving on to a more detailed analysis of the results, I would like to pay special thanks to Director, Gary Pemberton. Gary indicated at the Annual General Meeting that he would be standing down in the first quarter of 2007 and he has subsequently advised the Board of his retirement. Gary demonstrated excellent leadership as the founding Chairman in Billabong's transition from private to public company and he has continued to instill a strong financial discipline and a commitment to the development of emerging brands in his more recent role as a non-executive Director. I wish him well in his retirement.

MARKET OVERVIEW

Americas

Group sales in the Americas climbed 33.5% in constant currency terms to US$217.7 million from US$163.1 million previously. As reported in Australian dollars, sales lifted 31.2% to $286.3 million (from $218.3 million previously). The very strong growth was boosted by the first-time inclusion of sales from Nixon, which was acquired in January 2006.

EBITDA rose 39.2% in constant currency terms, or 36.6% as reported in Australian dollars, to US$38.8 million (from US$27.9 million). EBITDA margins improved to 17.8% (from 17.1%).

The USA remained extremely buoyant, with sales growth achieved across both the independent specialty retail network and mall-based chain retailers. Sales to the Company's largest customer, Pacific Sunwear, continued to reduce as an overall percentage of the Group's North American business. Smaller territories such as Brazil, Peru and Chile continued to record excellent sales growth, supported by the continued emergence of the boardsports sector across South America. Canada also maintained its very strong growth profile.

The core Billabong brand enjoyed strong growth and continued to gain market share, particularly in the independent specialty channel. It was led by excellent demand in the mens business in categories including boardshorts, t-shirts, thermal long-sleeve t-shirts, novelty fleece, jackets and outerwear. The Nixon watch brand experienced very good growth to stamp its position as a clear leader in its category, while good demand continued for Von Zipper's core sunglasses line. Element achieved good growth in the independent skate retail channel, with the mens business experiencing excellent demand and the Element Eden girls line showing significantly higher demand.

At a retail level, the Company's own store network – comprising Honolua Surf Company, Billabong and Beachworks – performed very well. Interest in Billabong licensed stores continued to increase based on the strength of the Billabong brand.

Demand for the Company's products was maintained through to the close of the period. Second half sales growth is expected to be in the high teens, considering Nixon's inclusion in the prior corresponding period.

Europe

Sales in Europe surged 35.2% in constant currency terms to €73.5 million (from €54.4 million). As reported in Australian dollars, sales lifted 39.5% to $124.1 million (from $88.9 million previously).

EBITDA in Europe rose 30.8% in constant currency terms, or 35.3% as reported in Australian dollars, to €13.1 million (from €10.0 million). EBITDA margins eased to 17.8%

(from 18.4%), reflecting a weaker currency for product purchases compared to the prior year. However, the EBITDA margin is expected to recover in the second half.

It was very encouraging that the strong European result was achieved in the face of a generally challenging retail environment impacted by a very late start to winter and limited snowfalls. Overall, both mens and girls apparel lines continued to perform very well, accessories showed outstanding growth and snow – being predominantly apparel – showed little impact from the adverse weather conditions. Element achieved greater market exposure to maintain its strong growth profile, Von Zipper demonstrated good growth in apparel and goggles, while Kustom continued to lift its market share and achieved strong growth in all territories. Nixon watches and accessories began to extract synergies within the Group's European operations.

At a regional level, Germany, Italy and Spain had the best performances, while strong growth was also achieved from emerging markets in Eastern Europe and Scandinavia.

The company-owned retail network in Europe continued to develop. The network grew to more than 30 company-owned stores, with 13 of those added in the period. This included the first Beachworks store outside of the US. There was a limited contribution from the new store network as the majority only opened towards the close of the period. Further store openings are planned in the second half in Europe.

Overall, Europe had an excellent result and remained on track to show second half sales growth in the range of 30% and an improved EBITDA margin.

Australasia

Group sales in Australasia rose 14.2% in constant currency terms to $200.3 million (from $175.3 million). As reported in Australian dollars, sales lifted 13.1% to $200.3 million. It is the first time that first-half sales have topped $200 million in the region.

EBITDA of $63.4 million was down 6.1% (from $67.5 million) in constant currency terms or 6.8% as reported in Australian dollars. Australasian EBITDA margins, while remaining very strong, eased to 31.6%. This reflected greater investment into both emerging brands and regions, as well as some increases in product and freight costs. The investment into the growing brands and regions is expected to yield improved returns over time.

Australia achieved mid single-digit sales growth, New Zealand achieved strong growth, while Japan maintained good growth levels in excess of 30%. The previously licensed Billabong operations in Singapore, Malaysia and Indonesia were integrated into the Group during the period. The integration process has proceeded as planned and should lead to future sales increases, albeit with each area coming off a low base. The push deeper into Asia, while initially at a cost to the Group, is an investment in the future of the business and provides the foundation for the progressive introduction of the Company's brands throughout the region.

As previously announced, the acquisition of the 19-store Amazon multi-branded retail business in New Zealand was completed in November and this contributed to sales growth in the region.

The Billabong brand remained the mainstay of the business, with the stronger categories including signature series boardshorts, accessories, dresses and general mens apparel. Nixon was integrated into the Group and, like the other emerging brands, continued to build its market presence.

Overall, market conditions improved in the latter part of the period and this is expected to be reflected in a stronger second half. Across the full year the Australasian region is expected to be relatively flat at the EBITDA level, as previously advised at the AGM.

Other Regions

Royalties from third parties contracted following the conversion of several licensed businesses into Company-owned operations. Business in remaining licensed territories remained strong, with most territories showing revenue growth in excess of 25%. A new long-term agreement was also signed in Israel and it is expected to lead to further growth of the licensed business.

BRANDS

Billabong:
The Billabong brand continued to experience double-digit growth when measured globally. Opportunities to further expose the brand globally remain extensive, particularly in the Northern Hemisphere.

Element:
The skate-driven Element brand continued to show strong double-digit sales growth and solid EBITDA margins. The softgoods category had good demand at a specialty store level. There was a noticeable increase in demand for the Element Eden women's line, while the footwear market was more challenging.

Von Zipper:
The Von Zipper brand maintained its strong global momentum, particularly in apparel and accessories, and achieved strong double-digit sales growth. EBITDA margins remained comparable to those achieved by the Billabong brand.

Kustom:
The Kustom footwear brand registered sales growth in excess of 45%, fed largely by its introduction and immediate acceptance into the European market. The brand also lifted its visibility courtesy of a series of successful event and athlete driven promotions. EBITDA margins remained comparable to those achieved by the Billabong brand.

Palmers:
The Palmers brand held its place as one of the leading wax suppliers to the surf industry. The brand is also gaining traction in the overall surf hardware and accessories market.

Honolua:
The Honolua wholesale brand maintained its focus on the markets of North America and Australia, where general awareness of the waterman-inspired brand continued to build.

Nixon:
The Nixon watch and accessories brand achieved strong sales and continued to expand its global distribution. The brand accounted for approximately 6% of the Group's global sales and EBITDA margins were comparable to those achieved by the Billabong brand.

MARKETING

Billabong-sponsored surfer Andy Irons finished the year in fine style, winning the prestigious Pipeline Masters in one of the most thrilling finals ever witnessed on the men's world tour. The victory, his fourth in the event, also saw him wrap up his fourth Vans Triple Crown of Surfing title after earlier winning the Op Pro at Haleiwa and placing third in the World Cup of Surfing at Sunset Beach. He also ended the year in second place on the ASP World Tour.

Of Billabong's other premier surf athletes, Taj Burrow finished the year in 4th position in the world rankings, Joel Parkinson won the World Cup of Surfing at Sunset Beach and ended the year in 6th position on the tour and rookie Shaun Cansdell placed 22nd in his maiden year on the circuit. Mark Occhilupo, who first joined the world tour 24 years ago, finished 26th to qualify for another year on the tour. In the 2006 women's world tour, Billabong surfers Rebecca Woods, Keala Kennelly and Silvana Lima each finished the year ranked inside the top 10.

Shortly after the close of the final event on this year's men's world circuit, Billabong was announced as the lead partner and title sponsor for the 2007 Pipeline Masters. The Billabong Pipeline Masters, an event now in its 37th year, will be the finale to this year's world tour. The event will sit alongside Billabong's other premier world tour events including the mens Billabong Pros at Teahupoo in Tahiti, Jeffreys Bay in South Africa and Mundaka in Spain and women's contests in Brazil and the tour's final event for the year at Maui in Hawaii.

Similar athlete and event sponsorships were maintained throughout the skate and snow disciplines. Billabong's Bucky Lasek successfully defended his Dew Cup skateboard series title, while snowboarder Antti Autti continued to excel on the TTR circuit in Europe and, along with fellow team rider Risto Mattila, recorded a series of podium finishes in various international events.

Across the brands, Kustom stamped its place as a brand that encourages the evolution of high-performance surfing through the inaugural running of its Shoot The Moon aerial manoeuvre competition and its sponsorship of the Kustom Jetty Surf Pro Junior contest. Both initiatives have been effective in building brand awareness, as has the launch of a Joel Parkinson signature shoe.

Element team riders toured various global destinations for skate demonstrations, competitions and DVD projects. These appearances also helped promote a range of signature products aligned to key athletes including Tosh Townend and Mike Vallely. Bam Margera also maintained his place as one of the sport's highest profile athletes through his own television program on MTV and the release of the Jackass 2 movie, while Nyjah Huston continued to emerge as one of skateboarding's future stars. Greater use of podcasts and other web-based content has provided additional exposure for the wider Element team.

Von Zipper continued to build its profile through the extension of its event and athlete sponsorship programs across the surf, skate, snow, and music disciplines.

Continued emergence of international divisions

First half revenue 2006-07


20%
33%
47%
Australasia Americas Europe

First half revenue 2005-06


18%
37%
45%
Australasia Americas Europe

First half EBITDA 2006-07


16%
47%
37%
Australasia Americas Europe

First half EBITDA 2005-06


13%
30%
57%
Australasia Americas Europe

Presentation by Craig White
Billabong's Chief Financial Officer

The following commentary should be read in conjunction with the attached tables.

Table 1: Consolidated Results

- The reported net profit after tax (NPAT) of $90.5m represented an increase of 13.8% over the prior year. The components of this result include:
  - Sales revenue of $610.7m, excluding third party royalties, represented a 26.1% increase over the prior year ($484.3m). In constant currency terms sales revenue growth was 26.8%.
  - Consolidated gross margin at 53.7% is in line with the prior year's 53.8%. Gross margin stability was principally attributable to higher margin sales in the Americas and Europe offset by lower margins in Australasia, principally due to:

    a) Growth in lower margin regions (including Asia);

    b) A weaker currency for product purchases; and

    c) Some increases in product and freight costs.
  - Group EBITDA of $138.6m represented an 11.2% increase over the prior year ($124.6m). In constant currency terms EBITDA growth was 11.8%.
  - Group EBITDA margin of 22.7% remains strong but is lower than that for the prior year of 25.7%. This is principally due to:

    a) A greater proportion of group EBITDA being derived from lower margin regions (the Americas and Europe); and

    b) A reduction in the Australasian margin, principally driven by investment in new growth areas (both emerging brands and new territories) which are expected to yield improved returns over time.
  - Return on average equity increased to 25.0% for this half year, representing a 0.7% increase over the prior year.
  - Earnings per share was 44.0 cents, an increase of 14.0% on the prior year, consistent with NPAT growth.

Table 2: Depreciation, Amortisation, Interest Expense and Taxation

- Depreciation and amortisation expense increased by 71.5% to $10.1m principally due to both acquisitions, including Nixon, beachculture and Amazon, combined with retail store growth, particularly in Europe.

- Net interest expense increased 345.3% to $7.7m principally driven by additional borrowing required to fund prior year acquisitions, including Nixon Inc., general investment in owned retail and group working capital requirements.

- Income tax expense of $30.0m represents an effective rate of 24.9% which is significantly below the prior year's effective rate of 32.1% due to:

  a) Intra-group royalties – as part of an ongoing comprehensive review the Group has made a number of changes to its intra-group royalties. To date this has resulted in an income tax benefit of $3.1 million (2005 - Nil). Of the total tax benefit, $1.3 million relates to the current financial half year and $1.8 million relates to the prior financial year;

  b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis has resulted in a non-recurring benefit of $4.5 million (2005 - Nil).

Table 3: Balance Sheet

- Working capital (including factored receivables) at $282.9m increased 19.8% compared to revenue growth of 26.1% as reported.

- The doubtful debts provision at $13.9m remains adequate and is sufficient to meet the Group's requirements.

- Net debt levels of $250.8m have increased 134.5% from the prior year reflecting the investments made during the period, discussed previously. Consequently the net debt/equity ratio of 34.0% is higher than at 31 December 2005 (15.7%) but remains conservative.

- Interest cover remains strong at 14.7 times.

Table 4: Cash Flow Statement

- Cash flow from operations decreased 60.0% to $17.6 million driven by timing of income tax payments (principally in the USA) which were $28.8 million higher than the prior year period. Net cash receipts of $83.2m are 12.4% higher than the prior year period.

Table 2:
Depreciation, Amortisation, Interest Expense and Taxation

	2006 $m	2005 $m	2006 Change %
Depreciation	9.8	5.9	66.1
Amortisation	0.3	0.0	100.0
Net Interest Expense	7.7	1.7	345.3
Tax Expense	30.0	37.6	(20.1)

2

Table 3:
Balance Sheet

	2006 $m	2005 $m	2006 Change %
<u>Working Capital (as reported)</u>			
Receivables (inc factored receivables)	235.1	198.6	
Inventory	174.7	123.3	
Creditors	(126.9)	(85.7)	
	282.9	236.2	19.8
<u>Gearing Levels</u>			
Borrowings (net)	250.8	106.9	134.5
Net Debt/Equity Ratio	34.0%	15.7%	
Interest Cover	14.7 times	34.7 times	

3

Table 4:
Cash Flow Statement

	2006 $m	2005 $m	2006 Change %
Net Cash Inflow from Operating Activities	17.6	44.0	(60.0)
Net Payments for Plant and Equipment	(22.8)	(23.0)	
Loans to Related Parties	---	(4.9)	
Payments for Intangibles	(9.1)	(3.1)	
Net Cash Outflow from Investing Activities	(31.9)	(31.0)	
Proceeds from Issues of Shares	1.7	2.6	
Payments for Treasury Shares held in ESP Trusts	(7.7)	(6.2)	
Net Proceeds from Borrowings	90.8	42.8	
Dividends Paid	(48.7)	(42.4)	
Net Cash Inflow (Outflow) from Financing Activities	36.1	(3.2)	
Net Movement in Cash Held	21.8	9.8	

4

SEGMENT & BRAND RESULTS

Americas Segment

	2006 $m	2005 $m	2006 Change %
Results in USD			
• Sales Revenue	217.7	163.1	33.5
• EBITDA	38.8	27.9	39.2
Results as Reported (in AUD)			
• Sales Revenue	286.3	218.3	31.2
• EBITDA	51.1	37.4	36.6
• EBITDA Margin	17.8%	17.1%	

5

European Segment

	2006 $m	2005 $m	2006 Change %
Results in Euro			
• Sales Revenue	73.5	54.4	35.2
• EBITDA	13.1	10.0	30.8
Results as Reported (in AUD)			
• Sales Revenue	124.1	88.9	39.5
• EBITDA	22.1	16.3	35.3
• EBITDA Margin	17.8%	18.4%	

6

Billabong International Limited

ABN 17 084 923 946

Contents

:: INTERIM FINANCIAL REPORT 31 DECEMBER 2006

This interim financial report does not include all notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2006 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

Billabong International Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:
1 Billabong Place, Burleigh Heads Qld 4220
For queries in relation to our reporting please call +61 7 5589 9899 or email secretary@billabong.com.au
Corporate website: www.billabongbiz.com

APPENDIX 4D
Half-yearly Report

Billabong International Limited
ABN 17 084 923 946

Extracts from this report for announcement to the market.

	Half-year		Change	
	2006	2005		
	$'000	$'000	$'000	%
Total revenue from continuing operations	614,122	490,131	123,991	25.3
Profit from continuing operations after tax attributable to members	90,472	79,495	10,977	13.8
Net profit for the period attributable to members	90,472	79,495	10,977	13.8
Adjusted net profit for the period attributable to members	90,472	79,495	10,977	13.8

Dividends	Amount per Security	Franked amount per security
Interim dividend	23.5 cents	23.5 cents
Previous corresponding period interim dividend	20.5 cents	20.5 cents

Record date for determining entitlements to the dividend is 26 March 2007.

Explanation of Results

Please refer to the Review of Operations within the Directors Report for an explanation of the results.

Review of Operations (continued)
The consolidated EBITDA margin of 22.7% decreased compared to that for the prior year of 25.7%, principally driven by changes in the mix of geographical segments combined with investment in new growth areas (both emerging brands and new territories) in the Australasian segment which are expected to yield improved returns over time.

Australasia
Compared with the prior year in constant currency terms, Australasian sales revenue was up 14.2% to $200.3 million and EBITDA was down 6.1% to $63.4 million. EBITDA margins were lower at 31.6% compared to 38.4% in the prior year, principally driven by investment in new growth areas as noted above, a weaker currency for product purchases compared to the prior year and some increases in product and freight costs.

In AUD terms, sales revenue in Australasia increased 13.1% to $200.3 million and EBITDA of $63.4 million was 6.8% lower than the prior year.

Sales revenues in local currencies were particularly strong with Japan increasing in excess of 35% and New Zealand increasing by approximately 90%, principally driven by the acquisition of Amazon.

Americas
Compared with the prior year, sales revenue increased 33.5% to US$217.7 million (up from US$163.1 million), EBITDA rose 39.2% to US$38.8 million (up from US$27.9 million) and EBITDA margins lifted to 17.8% (up from 17.1%).

In AUD terms, sales revenue in the Americas increased 31.2% to $286.3 million and EBITDA of $51.1 million was 36.6% higher than the prior year.

Canada and owned operations in South America grew strongly, posting local currency sales revenue increases over the prior year in excess of 65% and 35% respectively.

Europe
Compared with the prior year, sales revenue increased 35.2% to €73.5 million (up from €54.4 million), EBITDA rose 30.8% to €13.1 million (up from €10.0 million) and EBITDA margins decreased to 17.8% (down from 18.4%), driven by a weaker currency for product purchases compared to the prior year.

In AUD terms, sales revenue in Europe increased 39.5% to $124.1 million and EBITDA of $22.1 million was 35.3% higher than the prior year.

Europe's strong 2006 sales revenue and EBITDA result demonstrates significantly improved business performance and positions the region well for continued strong growth.

Spain, Italy and Germany all recorded strong double digit growth.

Income Tax Expense
The income tax expense for the half-year to 31 December 2006 is $30.0 million (2005 - $37.6 million), an effective rate of tax of 24.9% (2005 – 32.1%).

The following items have had a significant impact in determining the current period's tax expense for the Group:
(a) Intra-group royalties – as part of an ongoing comprehensive review the Group has made a number of changes to its intra-group royalties. To date this has resulted in an income tax benefit of $3.1 million (2005 - Nil). Of the total tax benefit, $1.3 million relates to the current financial half-year and $1.8 million relates to the prior financial year;
(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis has resulted in a non-recurring benefit of $4.5 million (2005 - Nil). This benefit has been fully reflected in the interim financial report.

Consolidated Balance Sheet, Cash Flow Items and Capital Expenditure
Working capital (including factored receivables) at $282.9 million increased 19.8% for the period compared to revenue growth of 26.1%. Cash flow from operations of $17.6 million represents a 60.0% decrease over the prior year period driven by timing of income tax payments.

Capital expenditure of $32.2 million or 5.3% of sales was in accordance with expectations and includes the acquisition of Billabong's licensees in Singapore and Malaysia and general investment in owned retail globally, including the 19 store Amazon acquisition in New Zealand.

Review of Operations (continued)
Net debt increased to $250.8 million, but is still relatively low at a debt to equity ratio of 34.0% and interest cover of 14.7 times.

Auditors' independence declaration
A copy of the Auditors' independence declaration as required under Section 307C of the *Corporations Act 2001* is set out on page 6.

Rounding of amounts
The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the Directors' report. Amounts in the Directors' report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

This report is made in accordance with a resolution of the Directors.

Ted Kunkel
Chairman
Gold Coast, 23 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Auditors' Independence declaration

As lead auditor for the review of Billabong International Limited for the half-year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and
b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Billabong International Limited and the entities it controlled during the period.

Robert Hubbard
Partner

PricewaterhouseCoopers

Brisbane, 23 February 2007

Consolidated income statement
For the half-year ended 31 December 2006 : :

	Half-year **2006** **$'000**	Half-year 2005 $'000
Revenue	614,122	490,131
Other income	503	226
Finance costs	(8,907)	(3,540)
Other expenses	(484,974)	(369,854)
Profit before income tax	120,744	116,963
Income tax expense	(30,041)	(37,579)
Profit for the half-year	90,703	79,384
(Profit)/Loss attributable to minority interest	(231)	111
Profit attributable to members of Billabong International Limited	90,472	79,495
Earnings per share for profit attributable to the ordinary equity holders of the Company	**Cents**	Cents
Basic earnings per share	44.0	38.6
Diluted earnings per share	43.7	38.4

The above consolidated income statement should be read in conjunction with the accompanying notes.

Consolidated balance sheet

As at 31 December 2006 : :

	31 December **2006** **$'000**	30 June 2006 $'000	31 December 2005 $'000
ASSETS			
Current assets			
Cash and cash equivalents	87,737	67,855	59,996
Trade and other receivables	235,081	231,981	198,573
Inventories	174,753	161,982	123,324
Other	13,479	12,190	13,196
Total current assets	511,050	474,008	395,089
Non-current assets			
Receivables	12,885	10,767	11,704
Property, plant and equipment	102,372	92,661	58,689
Intangible assets	662,465	654,255	541,959
Deferred tax assets	22,337	22,645	11,449
Other	2,481	3,396	---
Total non-current assets	802,540	783,724	623,801
Total assets	1,313,590	1,257,732	1,018,890
LIABILITIES			
Current liabilities			
Trade and other payables	131,601	135,403	85,668
Borrowings	6,497	6,211	9,291
Current tax liabilities	1,808	27,204	23,093
Provisions	7,768	11,930	6,812
Total current liabilities	147,674	180,748	124,864
Non-current liabilities			
Borrowings	331,991	257,353	157,629
Deferred tax liabilities	79,822	90,478	51,439
Provisions	1,065	1,030	2,231
Deferred payment	14,800	16,000	---
Total non-current liabilities	427,678	364,861	211,299
Total liabilities	575,352	545,609	336,163
Net assets	738,238	712,123	682,727
EQUITY			
Contributed equity	315,215	313,528	312,551
Treasury shares	(19,708)	(11,982)	(11,982)
Option reserve	6,668	4,336	2,517
Other reserves	(11,567)	619	(2,160)
Retained profits	445,726	403,949	380,009
Total parent entity interest	736,334	710,450	680,935
Minority interest	1,904	1,673	1,792
Total equity	738,238	712,123	682,727

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

	Notes	Half-year **2006** **$'000**	Half-year 2005 $'000
Total equity at the beginning of the half-year		712,123	637,334
Adjustment on adoption of AASB 132 and AASB 139, net of tax:			
Reserves		—	861
Cash flow hedge reserve movement, net of tax		(942)	1,310
Exchange differences on translation of foreign operations		(11,244)	6,757
Net income recognised directly in equity		(12,186)	8,928
Profit for the half-year		90,703	79,384
Total recognised income and expense for the half-year		78,517	88,312
Transactions with equity holders in their capacity as equity holders:			
Contributions of equity, net of transaction costs	4	1,687	2,640
Dividends paid	5	(48,695)	(42,404)
Treasury shares purchased by employee share plan trusts		(7,726)	(6,219)
Option reserve in respect of employee share plan		2,332	1,161
Minority interest on acquisition of subsidiary		—	1,903
		(52,402)	(42,919)
Total equity at the end of the half-year		738,238	682,727
Total recognised income and expense for the half-year is attributable to:			
Members of Billabong International Limited		78,286	88,423
Minority interest		231	(111)
		78,517	88,312

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated cash flow statement

For the half-year ended 31 December 2006 : :

	Half-year **2006** **$'000**	Half-year 2005 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of GST)	645,826	505,597
Payments to suppliers and employees (inclusive of GST)	(562,628)	(431,592)
	83,198	74,005
Interest received	1,024	1,530
Other revenue	1,876	3,379
Borrowing costs	(8,034)	(3,272)
Income taxes paid	(60,435)	(31,595)
Net cash inflow from operating activities	17,629	44,047
Cash flows from investing activities		
Payments for property, plant and equipment	(23,074)	(23,209)
Loans to related parties	---	(4,904)
Payments for intangible assets	(9,118)	(3,100)
Proceeds from sale of property, plant and equipment	320	253
Net cash (outflow) from investing activities	(31,872)	(30,960)
Cash flows from financing activities		
Proceeds from issues of shares and other equity securities	1,687	2,587
Payments for treasury shares held by employee share plan trusts	(7,726)	(6,219)
Proceeds from borrowings	163,549	61,883
Repayment of borrowings	(72,796)	(19,135)
Dividends paid	(48,695)	(42,404)
Net cash inflow (outflow) from financing activities	36,019	(3,288)
Net increase in cash and cash equivalents	21,776	9,799
Cash and cash equivalents at the beginning of the half-year	67,855	51,022
Effects of exchange rate changes on cash and cash equivalents	(1,894)	(825)
Cash and cash equivalents at the end of the half-year	87,737	59,996

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

Note 1. Basis of preparation for the half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Billabong International Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

Note 2. Segment information

Primary reporting – geographic segments

Half–year 2006	**Australasia $'000**	**Americas $'000**	**Europe $'000**	**Rest of the world $'000**	**Total $'000**
Sales to external customers	200,288	286,270	124,100	—	610,658
Other revenue, including interest revenue	728	652	1	2,083	3,464
Total segment revenue	201,016	286,922	124,101	2,083	614,122
Segment result (includes inter-company royalties and sourcing fees)	103,132	14,781	8,494	2,083	128,490
Less interest expense	(2,476)	(4,595)	(675)	—	(7,746)
Profit before income tax	100,656	10,186	7,819	2,083	120,744

Half–year 2005	**Australasia $'000**	**Americas $'000**	**Europe $'000**	**Rest of the world $'000**	**Total $'000**
Sales to external customers	177,106	218,251	88,947	—	484,304
Other revenue, including interest revenue	1,144	790	992	2,901	5,827
Total segment revenue	178,250	219,041	89,939	2,901	490,131
Segment result (includes inter-company royalties and sourcing fees)	91,142	15,979	8,681	2,901	118,703
Less interest (expense)/income (net)	(796)	(1,042)	98	—	(1,740)
Profit before income tax	90,346	14,937	8,779	2,901	116,963

Note 3. Income tax expense

The income tax expense for the half-year ended 31 December 2006 is $30.0 million (2005 - $37.6 million), an effective rate of tax of 24.9% (2005 - 32.1%).

The following items have had a significant impact in determining the current period's income tax expense for the Group:

(a) Intra-group royalties – as part of an ongoing comprehensive review the Group has made a number of changes to its intra-group royalties. To date this has resulted in an income tax benefit of $3.1 million (2005 - Nil). Of the total tax benefit, $1.3 million relates to the current financial half-year and $1.8 million relates to the prior financial year.

(b) Timing of recognition of royalty income – a revision of the Group's method for recognising royalty income earned for income tax purposes from a cash to accruals basis has resulted in a non-recurring benefit of $4.5 million (2005 - Nil). This benefit has been fully reflected in the interim financial report.

Note 4. Equity securities issued

	Half-year		Half-year	
	2006 Shares	2005 Shares	**2006 $'000**	2005 $'000
Issues of ordinary shares during the half-year				
Exercise of options issued under the Billabong Executive Incentive Option Plan	166,098	403,797	1,356	2,265
Exercise of options issued under the Element acquisition agreement	46,122	45,296	331	322
	212,220	449,093	1,687	2,587
Issues of other equity securities during the half-year				
Issue of options under the Element skate acquisition agreement			—	53

Note 5. Dividends

	Half-year **2006** **$'000**	Half-year 2005 $'000
Ordinary shares		
Dividends provided for or paid during the half-year	48,695	42,404
Dividends not recognised at the end of the half-year		
Since the end of the half-year the Directors have recommended the payment of an interim dividend of 23.5 cents per fully paid ordinary share (2005 – 20.5 cents), fully franked based on tax paid at 30%. The aggregate amount of the proposed interim dividend expected to be paid on 10 April 2007 (2005 - 10 April 2006) out of retained profits at 31 December 2006, but not recognised as a liability at the end of the half-year, is	48,716	42,454

Note 6. Business combinations

Current period
On 1 November 2006 Amazon (New Zealand) Pty Ltd (previously Billabong New Zealand Pty Ltd) acquired the assets and certain liabilities of Amazon Group Limited. The acquired business contributed revenues of $7.9 million and net profit after tax of $1.0 million to the Group for the period from 1 November 2006 to 31 December 2006.

Details of the aggregated fair value of the assets and liabilities related to this acquisition, which have been accounted for provisionally, are as follows:

	$'000
Purchase consideration:	
Cash paid	21,146
Cash payable	1,234
Direct costs relating to the acquisition	180
Total purchase consideration	22,560
Fair value of net identifiable assets acquired	13,699
Goodwill	8,861

The goodwill is attributable to the high profitability of the acquired business and synergies expected to arise after the acquisition of the business.

The aggregated identifiable assets and liabilities arising from the acquisition are provisionally as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Cash and cash equivalents	9	9
Inventory	9,874	9,874
Plant and Equipment	3,951	3,951
Prepayments	80	80
Employee entitlements	(147)	(147)
Other liabilities	(68)	(68)
Net identifiable assets acquired	13,699	13,699

The above accounting has been determined provisionally due to the timing of the business combination.

If the acquisition had occurred on 1 July 2006, consolidated revenue and consolidated profit after tax for the half-year ended 31 December 2006 would have been $623.8 million and $90.6 million respectively.

Prior period
On 24 October 2005 GSM (Operations) Pty Limited acquired 60% of the assets of Beach Culture International Pty Limited. The acquired business contributed revenues of $3.0 million and a net loss of $0.2 million to the Group for the period from 24 October 2005 to 31 December 2005.

On 21 November 2005 Billabong Retail Inc. acquired certain assets and was assigned certain leases from Pacific Brands Retail Group 1 Inc., which had been operating Billabong outlet stores under licence. The acquired business contributed revenues of $1.8 million and net profit of $0.1 million to the Group for the period from 21 November 2005 to 31 December 2005.

Note 6. Business combinations (cont'd)

Details of the aggregated fair value of the assets and liabilities related to these acquisitions are as follows:

	$'000
Purchase consideration:	
Cash paid	6,752
Direct costs relating to the acquisitions	414
Total purchase consideration	7,166
Fair value of net identifiable assets acquired	7,166

The aggregated fair value of identifiable assets and certain liabilities acquired are based on discounted cash flow models. The aggregated identifiable assets and liabilities arising from the acquisitions are as follows:

	Acquiree's carrying amount $'000	**Fair value $'000**
Inventory	4,698	4,698
Plant and Equipment	2,432	2,432
Intangible assets	---	2,299
Deferred tax asset	---	80
Employee entitlements	(268)	(268)
Make good provision	---	(172)
Net assets	6,862	9,069
Minority interests		(1,903)
Net identifiable assets acquired		7,166

If the acquisitions had occurred on 1 July 2005, consolidated revenue and consolidated profit for the half-year ended 31 December 2005 would have been $504.1 million and $79.3 million respectively.

Note 7. Net tangible asset backing

	Half-year **2006**	Half-year 2005
Net tangible asset backing per ordinary share	$0.37	$0.68

Note 8. Contingencies

(a) Contingent liabilities
There has been no change in the nature of contingent liabilities of the consolidated entity since the last annual reporting date.

Note 9. Events occurring after the balance sheet date

There has not arisen in the interval between the end of the half-year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

In the Directors' opinion:

(a) the financial statements and notes set out on pages 7 to 14 are in accordance with the *Corporations Act 2001*, including:

   (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

   (ii) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Billabong International Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Ted Kunkel
Director

Gold Coast, 23 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
www.pwc.com/au
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999

Independent auditors' review report to the members of
Billabong International Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Billabong International Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Billabong International Limited Group (the consolidated entity). The consolidated entity comprises both Billabong International Limited (the Company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the Company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Billabong International Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

PRICEWATERHOUSECOOPERS

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Billabong International Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

Robert Hubbard
Partner

Brisbane, 23 February 2007

Liability limited by a scheme approved under Professional Standards Legislation.

13 March 2007

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

RE: CHANGE TO COMPANY DETAILS - FORM 484

Please find attached Form 484 "Change to Company Details" for the issue of 32,000 shares.

Yours faithfully
BILLABONG INTERNATIONAL LTD

Lesley Skipp
Executive Administrator



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature
[signature]

Date signed
13 / 03 / 07
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	32,000	$8.10	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

1 3 / 0 3 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,338,484	$315,313,546	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
1 3 / 0 3 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

22 January 2007

Australian Securities & Investments Commission
PO Box 4000
GIPPSLAND MAIL CENTRE VIC 3841

Dear Sir/Madam

RE: CHANGE TO COMPANY DETAILS - FORM 484

Please find attached Form 484 "Change to Company Details" for the issue of 3,263 shares.

Yours faithfully
BILLABONG INTERNATIONAL LTD

Lesley Skipp
Executive Administrator



Billabong
International
Limited
ABN 17 084 923 946

1 Billabong Place
Burleigh Heads QLD 4220
Australia

PO Box 283
Burleigh Heads QLD 4220
Australia

Tel: +61 7 5589 9899
Fax: +61 7 5589 9654
www.billabongcorporate.com

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BILLABONG INTERNATIONAL LIMITED

ACN/ABN
084 923 946

Corporate key
56307463

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
MARIA MANNING

ASIC registered agent number (if applicable)

Telephone number
07 5589 9805

Postal address
PO BOX 283
BURLEIGH HEADS QLD 4220

Total number of pages including this cover sheet
2

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
MARIA MANNING

Capacity
☐ Director
☒ Company secretary

Signature

Date signed
2 2 / 0 1 / 0 7
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
ORD	1,142	$6.32	NIL
ORD	1,667	$7.99	NIL
ORD	454	$13.69	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

2 2 / 0 1 / 0 7
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☒ **No**
If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD		207,306,484	$315,054,346	NIL

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
2 2 / 0 1 / 0 7

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

END